FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

GAAM S.A. COMERCIAL E ADMINISTRADORA

Re-ratified book value

appraisal report

05.07.10                                                      1 00049/10

MAGALHÃES ANDRADE S/C  AUDITORES INDEPENDENTES

Shareholders and quotaholders of the

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO,

GAAM S.A. COMERCIAL E ADMINISTRADORA

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, an auditing company, registered with the Conselho Regional de Contabilidade do Estado de São Paulo under n° 233, registered with the Cadastro Geral de Contribuintes under n° 62.657.242/0001-00 and located at Av. Brig. Faria Lima, 1893, 6th floor, Jd. Paulistano, São Paulo, Capital, designated by you as the expert appraiser to effect the appraisal of the net worth of Gaam S.A. Comercial e Administradora, which was merged into the Companhia Brasileira de Distribuição, recognizing the existence of error in describing the properties of merged company Gaam S.A. Comercial e Administradora, upon completing the diligence, verifications and calculations needed to finish its work, presents the following

RE-RATIFIED APPRAISAL REPORT

which it signs.

São Paulo, July 5, 2010.

MAGALHÃES ANDRADE S/C

Auditores Independentes

CRC2SP000233/O-3

/Guy Andrade/

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

MagalhãesAndrade S/S Auditores Independentes

Av Brig Faria Lima 1893 6° andar 01452001 São Paulo SP Brasil

Tel (55+11) 3814 3377 Fax (55+11) 3813 4822  magalhaesandrade@magalhaesandrade.com.br

MAGALHÃES ANDRADE S/C

RE-RATIFIED APPRAISAL REPORT

INTRODUCTION

1.  On November 5, 1997, an Appraisal Report on the book value of the companies GAFIMA ADMINISTRADORA DE BENS LTDA., ACROL COMERCIAL IMOBILIÁRIA LTDA., ARAPEY COMERCIAL LTDA. and GAAM S.A. COMERCIAL E ADMINISTRADORA, which were merged into the COMPANHIA BRASILEIRA DE

DISTRIBUIÇÃO (CBD) at a shareholders’ meeting held for that purpose, was issued.

2.  Due to problems with documentation, however, the description of property number eight, described in Annex 8 of that Report, included the existence of two houses, which were found later to have been demolished.

3.  Due to this error, the Cartório de Registro de Imóveis did not register the transfer of the property and requested that the correction be noted in the Appraisal Report.

4.  This Report, accordingly, re-ratifies the November 5, 1997 appraisal of the net worth of GAAM S.A. COMERCIAL E ADMINISTRADORA (GAAM) underpinning its merger into CBD.

5.  The above-referenced appraisal, of market value, is based on GAAM’s unaudited balance sheet at August 31, 1997 as prepared for that purpose, which contemplates the reappraisal done at the properties in accordance with the Appraisal Report prepared by other independent experts.

6.  The above-referenced balance sheet was prepared in accordance with the accounting principles emanating from the corporate law in effect in 1997, and considered the company as on-going, in accordance with the principle of continuity.

7.  This object of this APPRAISAL REPORT is to calculate the value of the asset that was merged, taking into consideration the net asset posture of the company at August 31, 1997.

NET ASSET POSTURE OF THE MERGED ENTITY

8.  The net asset posture of the merged entity, as reflected on the unaudited balance sheet closed August 31, 1997, which was the basis of the appraisal, is shown in ANNEX 1 which is summarized as follows:

MAGALHÃES ANDRADE S/C

ASSETS                                 16,620,000.00

(-) LIABILITIES                                              -

NET WORTH                         16,620,000.00

9.  The properties belonging to the MERGED ENTITY were recorded on its books and were marked to market, whose REPORTS prepared by other experts were delivered to the SURVIVING ENTITY and should be read in conjunction with this APPRAISAL REPORT.

10.  The reappraised properties, which were merged, are described in ANNEX 2.

11.  The capital composition of the MERGED ENTITY, at the date of the appraisal, is shown in ANNEX 3, and the shares were owned by the SURVIVING ENTITY and other natural-person shareholders, who, as the MERGER PROTOCOL AND JUSTIFICATION set forth, sold their stake to the SURVIVING ENTITY as part of the MERGER.

12.  The equity value of the shares of the MERGED ENTITY belonging to the SURVIVING ENTITY and to other natural-person shareholders, is shown in ANNEX 4.

13.  As a result of the merger, the shares of the MERGED ENTITY were extinguished.

EFFECTS AT THE SURVIVING ENTITY

14.  The Companhia Brasileira de Distribuição recorded the investment in the MERGED ENTITY as an asset appraised at the net asset value (equity pick-up).

15.  The appraisal undertaken at market value did not affect the asset and financial position of the SURVIVING ENTITY since it had acquired the stake in the MERGED ENTITY with goodwill, which had been recorded.

16.  Considering what the MERGER PROTOCOL AND JUSTIFICATION established and as mentioned in item 11 of this REPORT, the SURVIVING ENTITY was considered as the sole shareholder of the MERGED ENTITY.

MAGALHÃES ANDRADE S/C

17.  As a result of the merger, this investment was extinguished, and was substituted by the assets and liabilities of the MERGED ENTITY as provided in the balance sheet presented in ANNEX 1, without any effect on the net assets of the SURVIVING ENTITY.

18.  Considering the commitment of the minority shareholders of the MERGED ENTITY, to sell their stakes to the SURVIVING ENTITY, it was assumed, for effects of this appraisal, that there were no other shareholders in the MERGED ENTITY, and no need to calculate the exchange ratios of shares, and that there was no loss in the commutative effects.

Four copies of this REPORT are issued, each having 4 pages and 4 annexes, printed on one side and initialed by the expert that signs below.

São Paulo, July 5, 2010.

MAGALHÃES ANDRADE S/C

Auditores Independentes

CRC2SP000233/O-3

/Guy Andrade/

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

ANNEX 1

GAAM S/A. COMERCIAL E ADMINISTRADORA Balance Sheet at August 31, 1997

(unaudited)

(amounts in reais)

ASSETS

PERMANENT

     Fixed                                                                                             12,620,000.00

12,620,000.00

LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY

     Capital Stock                                                                                 8,804,096.75

     Reappraisal Reserve                                                                     3,815,903.25

12,620,000.00

ANNEX 2

GAAM S/A. COMERCIAL E ADMINISTRADORA Description of the Properties to be Merged into the Companhia Brasileira de Distribuição

01.  A building with two floors and a basement, at Rua Bairi n° 435, in the 14th Sub-district, Lapa, and the land measuring 41.65m along Rua Cerro Corá, to the boundary shared with the remaining area of what was highlighted; from this boundary deflecting to the left with an internal angle of 89° 04'40", following a straight line for 94.80m to the boundary with the two plots along Rua Pepiguary; from this boundary deflecting to the left with an internal angle of 103° 51'50" and following a straight line for 25.05m along Rua Pepiguary, 31.90m that is the curve formed along Rua Pepiguary, at the corner with Rua Bairi; 79.14m along Rua Bairi; 11.18m along the curve along Rua Bairi to the corner with Rua Cerro Corá, to the starting point, with an area of 5,000 m2.

02.  Land on Rua Pepiguary, block 5, Vila Romana, in the 14th Sub-district, Lapa, measuring 12.62m in front, starting 86.16m from the point where curve at the corner of Rua Pepiguary and Rua Botirapoa commences, from front to back of the left side as seen from the street, measuring 45.15m, turning to the left and following 45.75m bordering on those two lines with Roque Bacchin, on the right side measuring 46m turning to the left and following 46.40m parallel on those two lines to Imacolatino Antonio Balistrieri and at the back measuring 13.72m and bordering on Rua Cerro Corá, which it also faces; at the point of the deflection to the left the land is 9.20m wide with an area of 971.38 m2.

03.  Land on Rua Pepiguary, 98.78m from the point where the curve of the corner with Rua Botirapoa commences, Vila Romana, in the 14th Sub-district, Lapa, measuring 12.62m in front, from front to back on the left side as seen from the street measuring 46m, deflecting to the left and following 46.40m to Rua Cerro Corá, bordering on those two lines with Oreste José Cima and s/m;  from the right side measuring 94.80m and bordering Bazar 13 Ltda. and at the back measuring 13.72m and bordering on Rua Cerro Corá, which it also faces; from the point where the deflection to the left of the line from front to back, the land is 8.60m wide with an area of 971.38 m2.

ANNEX 2 (continued)

GAAM S/A. COMERCIAL E ADMINISTRADORA Description of the Properties to be Merged into the Companhia Brasileira de Distribuição

04.  A building at Rua Teodoro Sampaio, 1913, in the 45th Sub-district, Pinheiros, built on three properties described as follows; 1) one piece of land at Rua Teodoro Sampaio, measuring 2m in front, by 35m from front to back, with an area of 70 m2, bordered on the right as seen from the street with building n°  1933, on the left with building n°  1925 (now demolished) and at the back with building n° 364 on Rua Morato Coelho; 2) a piece of land on Rua Teodoro Sampaio measuring 12m in front, by 40m from front to back, narrowing after 35m on the right side of the entrance to just 6m wide, which measurement continues to the back line, with an area of 450 m2, bordering on the left with building n° 1911 (now demolished) and opposite with Violeta Nassar and at the back with Alfredo Geber; 3) a piece of land on Rua Teodoro Sampaio measuring 10m in front, an equal width at the back, by 40m from front to back on both sides, with an area of 400 m2, bordering on the left as seen from the street with Oscar Americano Caldas, on the right with buildings n°s 1917, 1923 and 1925 (now demolished) and in back by walls bordering with José de Campos Filho.

05.  A building with three floors, for stores and offices, at Rua Teodoro Sampaio n° 1933, in the 45th Sub-district, Pinheiros, and the land measuring 12m in front, by 35m from front to back, with an area of 420 m2, bordering on both sides and in back with Vespasiano Virgilio Franco.

06.  Land on Rua Morato Coelho, in the 45th Sub-district, Pinheiros, measuring 40.80m in front, then deflecting at a right angle and following 34m to the back, bordering with properties n°s 1953 and 1933 on Rua Teodoro Sampaio; then turning again to the right also at a right angle, for 6m, then turning left, for 16m, bordering along these lengths with property n° 1913 on Rua Teodoro Sampaio; then, turning at a right angle to the right, 31 m, bordering with properties n°s 397, 377, 361 and 355 on Rua Fradique Coutinho, from there, turning to the left on another right angle, following 50m, bordering still with property n° 355 on Rua Fradique Coutinho, from there, turning to the right also at a right angle, following 16.75m to Rua Fradique Coutinho; from there, taking another turn to the right at a right angle and following 50m, where it borders with building n° 335 on Rua Fradique Coutinho; from there, turning to the left, again at a right angle, following 15.75m., bordering once again with property n° 335 on Rua Fradique Coutinho; from there turning to the right in another right angle and passing 20m, to the border with land owned by Rosa Luise Guttmann Prates along this entire extension; from there, turning a right angle to the right, following 23.20m, bordering land owned by Bazar  13 Ltda.; from there turning to the left ninety degrees and travelling, bordering once again with land owned by Bazar  13 Ltda., on the length of 30m until the point of departure, with an area of 3,269.50 m2.

ANNEX 2 (continued)

GAAM S/A. COMERCIAL E ADMINISTRADORA Description of the Properties to be Merged into the Companhia Brasileira de Distribuição

07.  Land on Rua Morato Coelho (where buildings n°s 302, 306, 312,316 and 320 were), in the 45th Sub-district, Pinheiros, measuring 25.15m in front, by 30m from front to back, where the corners are canted, bordering on one side with the Sociedade Hípica Paulista, and on the other and in back with Amadeu Silveira Sampaio.

08.  Land on Rua Fradique Coutinho, Vila Cerqueira César, in the 45th Sub-district, Pinheiros, measuring 8m in front, by 50m from front to back, with an area of 400m2, bordering on one side with building n° 297, on the other with building n° 315 and at the back with land owned by Rosa Louise Guttman Prates.

ANNEX 3

GAAM S/A. COMERCIAL E ADMINISTRADORA Capital Stock Composition at August 31, 1997

(amounts in reais)

Shareholders	Shares	Value in Reais	Stake

Companhia Brasileira de Distribuição	12,698,083	8,804,094.67	99.99997639%
Luiz Antonio Correa Nunes Viana de Oliveira	1	0.6933	0.00000787%
Guido Amadeu	1	0.6933	0.00000787%
Augusto Marques da Cruz Filho	1	0.6933	0.00000787%

	12,698,086	8,804,096.75	100.00000000%

ANNEX 4

GAAM S/A. COMERCIAL E ADMINISTRADORA Equity Value of the Participations at August 31, 1997

(amounts in reais)

Shareholders	Stake	Equity Value

Companhia Brasileira de Distribuição	99.99997639%	12,619,997.03
Luiz Antonio Correa Nunes Viana de Oliveira	0.00000787%	0.99
Guido Amadeu	0.00000787%	0.99
Augusto Marques da Cruz Filho	0.00000787%	0.99

	100.00000000%	12,620,000.00

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.